FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-20675

MyScreen Mobile, Inc.

(Exact name of registrant as specified in its charter)

317-3044 Bloor Street West, Etobicoke, Ontario Canada M8X 2Y8 (416) 315-1156

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

NONE.

(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☒	Rule 12h-3 (b) (1) (i)	☒
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐

Rule 15d-6 ☒
Approximate number of holders of record as of the certification or notice date: Two Hundred and Eighty-Six (286)

Pursuant to the requirements of the Securities Exchange Act of 1934 Apple Suites, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Registrant	MyScreen Mobile, Inc.
Date: August 27, 2012
	By:	/s/ Shane Carroll

Shane Carroll
Chief Executive Officer